

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Kyle Kingsley
Chief Executive Officer
Vireo Health International, Inc.
207 South 9th Street
Minneapolis, Minnesota 55402

**Re: Vireo Health International, Inc.
Form 10
Exhibit No. 10.13
Filed November 5, 2020
File No. 000-56225**

Dear Dr. Kingsley:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance